Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017

telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1-202-636-5924	E-mail Address daniel.honeycutt@stblaw.com

December 23, 2022

VIA EDGAR

Mr. William Demarest

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BentallGreenOak Industrial Real Estate Income Trust, Inc.

Draft Registration Statement on Form S-11

Submitted September 30, 2022

CIK No. 0001942722

Dear Mr. Demarest:

On behalf of BentallGreenOak Industrial Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-11 initially confidentially submitted on September 30, 20222 (the “Draft Registration Statement”). The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter dated October 27, 2022, relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

U.S. Securities and Exchange Commission	2	December 23, 2022

Draft Registration Statement on Form S-11 Submitted September 30, 2022

Cover Page

1.	Please disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

Response:

The Company respectfully submits that it intends to operate as a perpetual-life real estate investment trust and conduct a continuous offering for an indefinite period of time, by filing for additional offerings of its shares of common stock, par value $0.01 per share (the “Common Stock”), subject to regulatory approval and continued compliance with the rules and regulations of the Commission and applicable state laws. Further, the Company respectfully directs the Staff to the cover page and 14 of Amendment No. 1, which notes the Company’s aforementioned intention.

2.	We note your disclosure regarding the acquisition of the “Seed Portfolio.” However, we note that this is a joint venture you are entering into. Please clarify this, and disclose the percentage of this portfolio that you will hold after the acquisition.

Response:

The Company has revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page iv

3.	We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Response:

The Company has revised the disclosure on page iv of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission	3	December 23, 2022

Prospectus Summary

What Competitive strengths does the advisor offer?

4.	Please balance the discussion of the competitive strengths of your advisor with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, provide a discussion of any losses or adverse business developments for your advisor. Further, in the prior performance section, please ensure that you provide all of the disclosure requirement by Item 8 of Industrial Guide 5.

Response:

The Company has revised the disclosure beginning on pages 4 and 107 of Amendment No. 1 in response to the Staff’s comment.

Can I request that my shares be repurchased?, page 17

5.	We note your disclosure that you may not terminate your share repurchase plan. Please clarify that you may suspend the plan indefinitely and revise your risk factor on page 36 to address this aspect. Additionally, please revise to clarify that shares issued to the advisor as compensation may be repurchased under the plan.

Response:

The Company has revised the disclosure on pages 18 and 36 of Amendment No. 1 in response to the Staff’s comment. Further, the Company respectfully directs the Staff to the Company’s disclosure on pages 25 and 147 of Amendment No. 1, which provides that shares issued to the Adviser as compensation are not subject to the Company’s share repurchase plan.

Investment Portfolio, page 123

6.	We note that Sun Life is expected to contribute its indirect interest in a joint venture that owns the Seed Portfolio to you and that the existing partners, including Sun Life, acquired the Seed Portfolio on September 29, 2022 for an aggregate purchase price of $934 million. Please clarify to us how you determined whether or not financial statement information related to the joint venture and/or the Seed Portfolio are required to be included within your registration statement. Your response should include the facts and circumstances that support your conclusion and references to any accounting guidance you relied upon in coming to your conclusions.

U.S. Securities and Exchange Commission	4	December 23, 2022

Response:

The Company respectfully submits that under Section 71003 of the FAST Act, an emerging growth company may omit from its filed registration statements annual and interim financial information that “relates to a historical period that the issuer reasonably believes will not be required to be included…at the time of the contemplated offering.” Accordingly, the Company undertakes to include financial information in connection with its acquisition of the Seed Joint Venture to the extent required by Rule 3-14 and Article 11 of Regulation S-X in a subsequent pre-effective amendment to its registration statement.

7.	We note that two properties are still under development. Please clarify whether the properties will be completed prior to your acquisition, and if not, when they will be completed and who will be responsible for financing the remainder of the projects. If you will be responsible, please clarify the amount that you anticipate expending to complete the projects and revise your use of proceeds as appropriate.

Response:

The Company expects the development of the aforementioned properties to be completed prior to the commencement of its offering. To the extent such properties are not completed prior to the commencement of the offering, the Company undertakes to provide the requested information in a subsequent pre-effective amendment to its registration statement.

Compensation, page 138

8.	Please provide an example as to how all aspects of the performance participation allocation will be determined. Additionally, please clarify, if an NAV calculation is later determined to be materially incorrect, whether the special limited partner or advisor be required to reimburse you for any amount awarded beyond what should have been.

Response:

The Company has revised the disclosure on page 155 of Amendment No. 1 to provide an example as to how all aspects of the performance participation allocation will be determined. In addition, the Company respectfully directs the Staff to page 42 of Amendment No. 1, which provides that the Adviser has implemented certain policies and procedures to address errors in NAV calculations. If such errors were to occur, the Adviser, depending on the circumstances surrounding each error and the extent of any impact the error had on the price at which shares of our common stock were sold or repurchased or on the amount of the Adviser’s management fee or the Special Limited Partner’s performance participation interest, may determine in its sole discretion to take certain corrective actions in response to such errors, including, subject to the Adviser’s policies and procedures, making adjustments to prior NAV calculations.

U.S. Securities and Exchange Commission	5	December 23, 2022

Net Asset Value Calculation and Valuation Guidelines, page 157

9.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:

The Company’s template for future NAV disclosures is provided as Exhibit A hereto.

10.	We note that the independent valuation firm is an expert. Please file the consent for this firm. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Response:

The Company undertakes to file the consent of its independent valuation firm at such time as it publicly files its registration statement with the Commission, as the Company respectfully submits that the confidential submission of the Draft Registration Statement does not constitute a “filing” for purposes of Securities Act Sections 5(c) and 6(a).

General

11.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Response:

The Company acknowledges that it is responsible for analyzing how its investments, investment strategy and business model will be owned and operated in such a manner to permit the Company to maintain an exemption from registration under the Investment Company Act of 1940. The Company also acknowledges that the Staff has not reviewed and does not necessarily concur with the Company’s disclosure with respect to the availability of any such exemption.

U.S. Securities and Exchange Commission	6	December 23, 2022

12.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external advisor.

Response:

The Company acknowledges that it is responsible for analyzing the applicability of the Investment Advisers Act of 1940 to its external adviser.

13.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

The Company advises the Staff that no written communications of the type described above have been prepared. If and when such written communications are prepared, the Company will supplementally provide copies thereof to the Staff.

14.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Repurchase Plan. The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016) (“BREIT”). As shown below, the Company’s plan contains each of these key features.

U.S. Securities and Exchange Commission	7	December 23, 2022

Key Features of Repurchase Plan	BREIT	The Company
• All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.	√	√

• The Company will not solicit repurchases under the Repurchase Plan other than through the Prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.	√	√

• Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.	√	√

• Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.	√	√

U.S. Securities and Exchange Commission	8	December 23, 2022

• Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of the Company’s common stock as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of Company’s common stock as of the last calendar day of the previous calendar quarter.	√	√

• If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.	√	√

• Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.	√	√

• Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.	√	√

• There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	√	√

• The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	√	√

• The Repurchase Plan is open to all stockholders with respect to shares issued in the public offering.	√	√

U.S. Securities and Exchange Commission	9	December 23, 2022

15.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

16.	Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review such material. In addition, note that sales material must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales material prior to use for the duration of the registered offering.

Response:

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use for the duration of the registered offering.

Please do not hesitate to call me at 202-636-5924 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	BentallGreenOak Industrial Real Estate Income Trust, Inc.
Michael Glimcher, Chief Executive Officer
Jacqui Dagan, Secretary

U.S. Securities and Exchange Commission	10	December 23, 2022

Exhibit A

TEMPLATE NAV DISCLOSURE

*****

BENTALLGREENOAK INDUSTRIAL REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. [    ] DATED [        ], 20XX

TO THE PROSPECTUS DATED [        ], 20XX

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of BentallGreenOak Industrial Real Estate Income Trust, Inc., dated [    ], 20XX (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of [Month] 1, 20XX; and

•	to disclose the calculation of our [NAV month] [Last day], 20XX net asset value (“NAV”) per share for each class of our common stock.

[Month] 1, 20XX Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of [Month] 1, 20XX (and repurchases as of [Prior month] [Last day], 20XX) is as follows:

Transaction Price (per share)
Class T	$	[ ]
Class S	$	[ ]
Class D	$	[ ]
Class I	$	[ ]

The transaction price for each of our Class T, Class S, Class D, and Class I shares is equal to such class’s NAV per share as of [NAV month] [Last day], 20XX. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

[NAV month] [Last day], 20XX NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.[          ].com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, and Class I common stock, [as well as partnership interests of the Operating Partnership held by parties other than the Company].1

1 The reference to the partnership interests here and elsewhere will only be included if applicable.

U.S. Securities and Exchange Commission	11	December 23, 2022

The following table provides a breakdown of the major components of our total NAV as of [NAV month] [Last day], 20XX ($ and shares in thousands):

Components of NAV		[DATE]
Investment in real property	$
Investment in real estate debt
Investment in real estate-related securities
Cash and cash equivalents
Restricted cash
Other assets
Debt obligations
Subscriptions received in advance
Other liabilities
Accrued performance participation allocation
Management fee payable
Stockholder servicing fees(1)
Net Asset Value	$
Number of outstanding shares[/units]

(1)	Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of [NAV month] [Last day], 20XX, we have accrued under GAAP approximately $[ ] million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S, and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of [NAV month] [Last day], 20XX ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Third- Party Operating Partnership Units	Total
Net asset value	$	$	$	$	$	$
Number of outstanding shares[/units]
NAV per share as of [NAV month] [Last day], 20XX	$	$	$	$	$	$

The valuations of our real properties as of [NAV month] [Last day], 20XX, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	[ ]	%
Discount rate / internal rate of return	[ ]	%
Average holding period (years)	[ ]	%

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Discount Rate	0.25% decrease	[ ]	%
(weighted average)	0.25% increase	[ ]	%
Exit Capitalization Rate	0.25% decrease	[ ]	%
(weighted average)	0.25% increase	[ ]	%